Exhibit 99.2

Form of Proxy Card

B.O.S. BETTER ONLINE SOLUTIONS LTD.

PROXY FOR ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD JULY 18, 2014

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned acknowledges receipt of the Notice of Annual and Special General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

(Continued and to be signed on the reverse side.)

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

B.O.S. BETTER ONLINE SOLUTIONS LTD.

JULY 18, 2014

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Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL PROPOSALS.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

					FOR	AGAINST	ABSTAIN
5.	Proposal to re-elect Messrs. Edouard Cukierman, Luis Gutierrez Roy, Ronen Zavlik and Mr. Yosi Lahad to the Company’s Board of Directors, until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.		1.
Proposal to approve an increase in the Company's authorized share capital and to effect corresponding amendments to the Company’s Articles of Association and to the Company’s Memorandum of Association, following which the Company's authorized share capital shall be NIS 480,000,000, divided into 6,000,000 Ordinary Shares, nominal value NIS 80.00 per share.
					☐	☐	☐
	☐ FOR ALL NOMINEES
	Edouard Cukierman Luis Gutierrez Roy Ronen Zavlik Yosi Lahad		2.	Proposal to approve an amendment to the terms of certain warrants granted to Telegraph Hill Capital Fund I, LLC.	☐	☐	☐
	☐ WITHHOLD AUTHORITY FOR ALL NOMINEES		3.
Proposal to approve for the Company’s Chief Executive Officer: (a) a bonus plan for 2014, in accordance with the compensation policy; and (b) the grant of options to purchase 5,000 of the Company’s Ordinary Shares.
					☐	☐	☐

			4.	Proposal to approve payment in cash of compensation for Compensation Committee members, excluding External Directors.	☐	☐	☐

			6.
Proposal to reappoint Kost, Forer, Gabbay, and Kasierer, a member of Ernst & Young International Ltd., as the Company's Independent Auditors for the year ending December 31, 2014 and for such additional period until the next annual general meeting of shareholders.
					☐	☐	☐

By signing this proxy, the undersigned certifies that the undersigned has no “personal interest” under the Israeli Companies Law in proposal 3 (The “Votes Required” section of the Proxy Statement includes more information on how to vote if you do have a “personal interest”).

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
		☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.